

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2010

Thomas J. Tiernan
President and Chief Executive Officer
Synaptics, Inc.
3120 Scott Blvd.
Santa Clara, CA 95054

> **Re: Synaptics, Inc.**
> **Form 10-K/A for Fiscal Year Ended June 30, 2009**
> **Filed July 13, 2010**
> **File No. 000-49602**

Dear Mr. Tiernan:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile to: (602) 445-8100
Robert S. Kant